UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 9, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dell Inc.

File No. 5-42053 - CF#29566

Dell Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13E-3 filed on March 29, 2013, as amended.

Based on representations by Dell Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit (c)(4)	through March 31, 2016
Exhibit (c)(5)	through March 31, 2016
Exhibit (c)(7)	through March 31, 2016
Exhibit (c)(8)	through March 31, 2016
Exhibit (c)(9)	through March 31, 2016
Exhibit (c)(10)	through March 31, 2016
Exhibit (c)(11)	through March 31, 2016
Exhibit (c)(12)	through March 31, 2016
Exhibit (c)(13)	through March 31, 2016
Exhibit (c)(14)	through March 31, 2016
Exhibit (c)(15)	through March 31, 2016
Exhibit (c)(21)	through March 31, 2016
Exhibit (c)(22)	through March 31, 2016
Exhibit (c)(25)	through March 31, 2016
Exhibit (c)(27)	through March 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary